SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 02, 2009

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Issued by:         BHP Billiton Finance Limited

To:         London Stock Exchange

cc:        Australian Securities Exchange
        JSE Limited
        UBS Zurich
        Swiss Stock Exchange
        Deutsche Bank Frankfurt

Date:         30 March 2009

For Release:         Immediately

Contact:         Willie J Murray
                BHP Billiton Group Treasurer
               Tel: +44 207 802 7313

BHP BILLITON FINANCE LIMITED - PUBLICATION OF FINAL TERMS

Final Terms in relation to BHP Billiton Finance Limited’s issue of:

i)        €1,250,000,000 4.750% Fixed Rate Notes due 4 April 2012 and
ii)        €1,000,000,000 6.375% Fixed Rate Notes due 4 April 2016

under the €10,000,000,000 Euro Medium Term Note Programme guaranteed by BHP Billiton Limited have been filed with the UK Listing Authority and are available for viewing at the following URLs:

http://www.rns-pdf.londonstockexchange.com/rns/7584P_-2009-3-30.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7584P_1-2009-3-30.pdf

The distribution of the Final Terms and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Access to this document is provided for informational and reference purposes only and does not constitute an offer or the solicitation of any offer or sale by any member of the BHP Billiton Group in any way.

Neither this announcement, nor the Final Terms, constitutes an offer of securities for sale in the United States, Canada, Japan, Australia or any other jurisdiction. The securities described herein and therein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under any relevant securities laws of any state of the United States of America, and may not be offered or sold to U.S. persons or to persons within the United States of America, except pursuant to an exemption from the Securities Act.

BHP Billiton Finance Limited   ABN 8519319
Registered in Australia
Registered Office: 180 Lonsdale Street, Melbourne, Victoria 3000, Australia
Telephone +61 1300 55 4757 Facsimile +61 3 9609 3015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : April 02, 2009	By:	/s/ jane
	Name:	jane
Title:

BHP Billiton Limited (ABN 49 004 028 077)
Date : April 02, 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary